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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K
              [ ] Form 10-Q and Form 10-QSB  [_] Form N-SAR
                                                            --------------------
     For Period Ended:       DECEMBER 31, 1999              | SEC FILE NUMBER  |
                      ------------------------------------  |   1-10004        |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    87257106      |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

TIS MORTGAGE INVESTMENT COMPANY
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Former Name if Applicable

N/A
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Address of Principal Executive Office (Street and Number)

655 MONTGOMERY STREET, SUITE 800
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City, State and Zip Code

SAN FRANCISCO, CALIFORNIA 94111


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this Form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Registrant is currently in the process of making revisions to Items 1 through 14 of its Annual Report on Form 10-K, has not determined the final financial presentation for its financial statements and other financial information, and is unable to timely file its Annual Report on Form 10-K without unreasonable effort and expense.

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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

             JOHN E. CASTELLO                 415             393-8000
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     Registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached Explanation of Anticipated Change.


                        TIS MORTGAGE INVESTMENT COMPANY
          ----------------------------------------------------------
               (Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                        TIS MORTGAGE INVESTMENT COMPANY

Date  MARCH 30, 2000                    By  /s/ JOHN E. CASTELLO
    ----------------------------------    --------------------------------------
                                            NAME:  John E. Castello
                                            TITLE: Executive Vice President
                                                   and Chief Executive Officer

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                           Attachment to Form 12b-25
                                      of
                        TIS Mortgage Investment Company


                       Explanation of Anticipated Change
                       ---------------------------------

    The Company anticipates reporting a loss of approximately $4.1 million for the year ended December 31, 1999. The most significant component of this loss is expected to be from Repurchase of Common Stock in Excess of Market of approximately $3.5 million. Higher than expected legal costs are expected to contribute approximately $1.0 million to the loss.

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